

July 10, 2014

Via E-mail
Darwin Fogt
Chief Executive Officer
eWellness Healthcare Corporation
11825 Major Street
Culver City, California 90230

> **Re: eWellness Healthcare Corporation**
> **Amendment No. 1 to Form 8-K**
> **Filed June 25, 2014**
> **File No. 000-55203**

Dear Mr. Fogt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 from our letter dated June 2, 2014 and we reissue, in part, the comment. Please revise to address potential claims by investors who have not participated in your subsequent offering. We also note your belief that investors in your 419 offering waived their right to receive a refund of 90% of the amounts invested. Please remove any statement that investors have waived their rights or advise us of the basis for your belief. See, in this regard, Section 14 of the Securities Act of 1933.

2.   We note your response to comment 3 of our letter dated June 2, 2014. Please provide an analysis of whether the company, which identified its investors and received funds from them in a public offering, could be deemed to have completed the transaction in a private offering. It is unclear why you believe these transactions should not be integrated. See, in this regard, 1933 Act Compliance and Disclosure Interpretation 139.25, available on our website. We may have further comment.

3.   We note your response to comment 1 from our letter dated June 2, 2014, and we reissue, in part, the comment. We note that your Form S-1 for the 419 offering went effective on September 14, 2012 and included financial statement for the fiscal year ended December 31, 2011. Securities Act Section 10(a)(3) requires you to update your registration statement when the prospectus contained therein is used more than nine months after the effective date of the registration statement and the information contained therein is as of a date more than sixteen months prior to such use. With a view to greater disclosure, please tell us specifically when the sales during the previous two years were made and tell us whether the January 2014 purchase was pursuant to your 419 offering and subject to the escrow agreement. We may have further comment.

4.   We note your response to prior comment 1 of our letter dated June 2, 2014. Please provide further detail of the dates, times and investors in the initial offering, for example a table showing the approximate dates when sales were made as well as the number of purchasers. Please also advise us of the date(s) when funds and securities were transferred from the trust to your own bank account or elsewhere. In other words, please tell us what happened to the shares issued and the funds received pursuant to the original 419 offering which were subject to the escrow agreement.

5.   Also we note your disclosure on page 38 that your proceeds from the May 1, 2014 offering were $100,000, which accounted for the funds remaining in escrow from your 419 offering as well as the $0.10 which the company had used for expenses. Please reconcile this with your response to prior comment 1 that you offered securities worth $69,700 in the 419 offering. Where appropriate, clarify the price investors paid in your May 1, 2014 offering and the source of funds.

6.   We note your response to prior comment 3 and the statement that each of the investors in the April 2014 offering was an accredited investor. We note, however, that the Private Placement Memorandum states in several locations that the offer and sale "will be made to 'accredited' and 'non-accredited' investors." Please provide a detailed explanation of why you believe the investors are all accredited.

7.   We note that the Riedel Opinion Dated April 4, 2014 was not included in the Private Placement Memorandum exhibits. Please include the opinion and all exhibits with your next response.

8.   We note your response to comment 7 in our letter dated June 2, 2014, and we reissue, in part, the comment. Please provide us with supplemental support for statements you make about the insurance industry in New York and New Jersey in your Insurance/Reimbursement section on page 13.

Item 1.01 Entry into a Material Definitive Agreement, page 3

9.   We note your response to comment 5 from our letter dated June 2, 2014 and the
        statement that "[y]our Shareholders agreed to purchase from eWellness Corporation
        ("Private Co.") and Private Co. agreed to sell to us 100% of Private Co.'s common stock
        in exchange for 9,200,000 of our then outstanding shares of common stock." Please
        advise us how you and any other parties solicited and obtained such agreements from
        your shareholders. We also note that this section does not clarify that the company
        acquired 100% of the common shares of eWellness Corporation in the exchange
        transaction. We also note the disclosure on page 35 that Messrs. MacLellan and Fogt
        received 10% of your equity securities in return for their services as promoters in the
        previous five years. Please advise us whether Messrs. MacLellan and Fogt were also
        parties to your share exchange. We may have further comment.

Business, page 5

10.   We note your response to comment 8 in our letter dated June 2, 2014 as well as your
        disclosure on page 13 that in your first year, only a small portion of your revenues will be
        derived from telemedicine reimbursements. We reissue prior comment 8. Please revise
        to clarify within this section that you intend to launch primarily as an in-office operation
        or advise.

11.   We note your statement that you are the first to market with your innovative DMpt
        program. Based on your response and the disclosure on pages 6-7, it does not appear that
        you have made any sales of your DMpt program. Please revise your 8-K to reflect the
        current status of your product and your marketing efforts. See Item 101(h)(4)(i) of
        Regulation S-K. If you also wish to assert that you believe your product will be the first
        to market when launched, please balance this disclosure by noting that, if true, you have
        enlisted no patients to-date. Also clarify, if true, that your entry into the market depends
        upon your successful financing efforts.

12.   We note the revised disclosure on page 6 that currently, existing reimbursement codes
        cover up to 14 office visits and up to 24 remotely monitored physical therapy sessions.
        Given uncertainties, such as the cost of up to 54 monitored physical therapy sessions, it is
        unclear on what basis you state on page 6 that you will earn revenues and be profitable.

13.   Please revise your competition disclosure on page 6 to discuss your competitive position
        within the industry. For example, if you are aware, you should discuss whether there are
        other companies that have similar business plans and also how other market entrants may
        have greater access to financial resources. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Online Physical Therapy operations Assumptions, page 12

14.   We note your response to comment 17 in our letter dated June 2, 2014. To the extent you have a reasonable basis to do so, please revise this section to clarify the anticipated in-office monthly patient capacity for each new office. Given your planned in-office operations, please add similar disclosure to your Operational Assumptions on page 12.

Insurance/Reimbursement

15.   To the extent you have a reasonable basis to do so, please revise to clarify the maximum number of monitored telemedicine sessions for which each of the major insurance providers described will provide reimbursement.

Initial Program Patient Inclusion Criteria, page 17

16.   We note your response to comment 22 in our letter dated June 2, 2014 and we reissue the comment. Your disclosure on page 13 notes twice that you will provide services to patients whose insurance companies provide no reimbursement. Please reconcile these disclosures. For example, please clarify in the document whether your insurance requirement applies regardless of whether the patient's insurance company will reimburse for physical therapy sessions or telemedicine.

Risk Factors, page 20

We may be subject to liability for failure to comply with Rule 419…, page 21

17.   Please revise to quantify the potential amount owed to investors as a result of your violation of Rule 419. Also, as this amount appears to be a known uncertainty, please quantify the amount in your MD&A beginning on page 28. See Item 303(a)(3)(ii) of Regulation S-K.

Our success is currently dependent upon our ability to develop the relationship with MHI, page 21

18.   We note that your purchase and supply agreement with MHI is exclusive. If MHI will be your exclusive distributor, it appears the risk factor should explain the risk that negotiating a new agreement with a similar company may be a breach of your agreement with MHI.

Currently our management's participation in our business and operations is limited, page 22

19.   We note your response to comment 32 in our letter dated June 2, 2014 and this added risk factor. Please revise to state whether, at this point, the members of management have committed a certain amount of time, for example a percentage of their time or an approximate number of hours per week, to your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Overview, page 28

20.   We note your response to comment 24 in our letter dated June 2, 2014, and we reissue, in part, the comment. Please revise this section to provide a discussion of the key performance indicators that management anticipates using to assess your business once your operations have launched. For example we note your disclosure on page 28 that you intend to have a certain number of new patient inductions per month and weekly new patients.

Plan of Operations, page 28

21.   We note your disclosure on page 28 that you intend to close a private financing of up to $1.2 million by the end of the third quarter of 2014. Please revise to reconcile the disclosure in this section with your risk factor on page 20-21, which states that you will not be able to carry out your business if you do not complete your private financing by August 1, 2014.

22.   We note your response to comment 25 in our letter dated June 2, 2014. With the understanding that the launch of your operations depends upon attaining adequate financing, please revise your first milestone to provide the number of offices in which you intend to launch.

23.   For each of your milestones please disclose the planned expenditures that will be required to meet your milestone. For example, we note your disclosure on page 35 regarding your recorded salaries for your officers. If you intend to pay compensation for deferred salaries or otherwise in the next 12 months, please include these payments in your plan of operations. Also we note your disclosure on pages 37 and 38 regarding amounts due to related parties and the disclosures on page 39 regarding your promissory notes.

Liquidity and Capital Resources, page 30

24.   We note your responses to comments 27 and 28 in our letter dated June 2, 2014 as well as the disclosure on page 39 regarding your $130,000 promissory note financing. To the extent that debt obligations remain outstanding, please revise this section to describe the material terms of your various sources of liquidity, including interest rate and repayment terms. Please note that Item 303(a)(1) of Regulation S-K requires you to identify and separately describe your internal and external sources of liquidity for the covered periods.

Directors and Executive Officers, page 32

25.   With your next amendment, please provide the information required by Item 401(e) of Regulation S-K for Mr. Rowberry.

26.   We partially reissue comment 30 from our letter dated June 2, 2014. Please provide a complete record of the principal occupations and employment for the previous five years for each of your officers and directors. For example purposes only Darwin Fogt's positions of employment remain unclear from May 2009 through May 2013.

27.   We also note your disclosure on page 33 that Mr. Cole has been a professional board member since 1980. Please clarify the directorships for each of your directors for the previous five years. See Item 401(e)(2) of Regulation S-K.

Recent Sales of Unregistered Securities, page 38

28.   We note your response to comment 36 from our letter dated June 2, 2014 and we reissue the comment. Given that these transactions referenced in the prior comment involved the unregistered sale of securities, please revise to include the disclosures required by Item 701 of Regulation S-K for both of these transactions.

Exhibits

29.   We note your response to comment 37 from our letter dated June 2, 2014, and we reissue the comment. We are unable to locate the exhibits referenced in the response. Please file your governing documents and update your Exhibit Index on page 42 or advise.

Exhibit 99.3

Pro Forma Financial Statements

30.   We note your response to comment 42 in our letter dated June 2, 2014. To the extent necessary based on consideration of comments herein, please revise the pro forma balance sheet as necessary to account for the legal ramifications, if any, of replacing the redeemable shares of stock with regular shares and the removal of the restriction on 90% of the IPO proceeds. Update Note 2.E. as well.

Form 10-Q for the Interim Period Ended March 31, 2014

Notes to Condensed Financial Statements, page F-4

Note 8 – Subsequent Events, page F-7

31.   Discuss in a subsequent events note that the common stock subject to possible redemption was replaced by stock sold through a private offering in April 2014 and that

the replacement stock is classified as permanent equity. Discuss also the ramifications of this action, i.e., possible Section 5 violation and its effect upon the financial statements. Refer to FASB ASC 450.

Item 4. Controls and Procedures, page 5

Evaluation of Disclosure Controls and Procedures, page 5

32.   We note your response to comment 46 in our letter dated June 2, 2014, and we reissue the comment. We note the disclosures in your Form 10-Q with regard to the termination of the Rule 419 offering; however, your Form 10-Q filed on May 15, 2014 does not disclose the violation of Rule 419 and its potential impact, and we do not agree with the view that investors waived their rights under the Securities Act. Please explain to us why you believe your disclosure controls and procedures were effective in view of your violation of Rule 419. Alternatively, please amend your 10-Q to provide additional disclosure about potential weaknesses in your disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Rachael Schmierer
        Hunter Taubman Weiss